FILED PURSUANT TO RULE 424(b)(3)
                                                   FILE NUMBER 333-96231







                              PROSPECTUS

                           2,662,638 Shares

                       Socket Communications, Inc.

                             Common Stock

                        -------------------------


     This prospectus relates to the public offering, which is not being underwritten, of up to 2,662,638 shares of our common stock by the selling stockholders identified in this prospectus.

     The prices at which the selling stockholders may sell the shares will be determined by the prevailing market prices for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is quoted on the OTC Bulletin Board under the symbol "SCKT" and is listed on the Pacific Exchange under the symbol "SOK." On February 16, 2000, the last sale price for our common stock as reported on the OTC Bulletin Board was $24.38 per share.




     Investing in the common stock involves risks. See "Risk Factors" beginning on page 3.

                        -------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                        -------------------------







            The date of this prospectus is February 16, 2000.

                           TABLE OF CONTENTS


                                                                     Page
Risk Factors............................................................2
Use of Proceeds.........................................................8
The Company.............................................................9
Information Regarding Forward-Looking Statements.......................10
Selling Stockholders...................................................11
Plan of Distribution...................................................13
Legal Matters..........................................................14
Experts................................................................14
Where You Can Find More Information....................................14
Documents Incorporated by Reference....................................15



     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders listed in this prospectus on page 11 are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     You can contact us by mail at Socket Communications, Inc., 37400 Central Court, Newark, CA 94560 or by phone at (510) 744-2700.

                              RISK FACTORS


     An investment in the common stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase the shares of common stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

     Any of the following factors could adversely affect our business, financial condition or results of operations. The trading price of our common stock could, in turn, decline and you could lose all or part of your investment.


We have a history of operating losses and we cannot assure you that we will ever achieve profitability

     We were incorporated in March 1992 and have incurred significant operating losses in every fiscal period since inception. We may continue to incur quarterly operating losses at least through the first quarter of 2000 and possibly longer. Profitability, if any, will depend upon:

     - increased market acceptance of products;

     - our ability to obtain additional capital to fund our working capital requirements;

     - market acceptance of mobile computers that use Microsoft's Windows CE operating system;

     - the expansion of development and OEM customer relationships to increase development and product sales revenues;

     - the development of successful new products for new and existing markets;

     - our ability to increase gross margins through higher sales volumes and contract manufacturing efficiencies;

     - our ability to expand our distribution capability;

     - our ability to perform on development contracts; and

     - our ability to manage our operating expenses.


Our independent auditors have expressed doubt about our ability to continue as a going concern

     As of December 31, 1999, we had cash and cash equivalents of $4,284,670 and a working capital balance of $4,706,870. Although we believe our existing capital resources will be sufficient to satisfy our working capital requirements through the year 2000, unforeseen circumstances may arise which make it necessary to obtain additional capital. In that event, we may not be able to raise additional capital on acceptable terms, if at all. If we do, the additional capital may be on terms that are dilutive to existing stockholders. Our inability to secure any necessary funding on acceptable terms would significantly impair our ability to operate and would adversely affect our financial condition.

     The Report of Independent Auditors on our financial statements for the year ended December 31, 1998 contains an explanatory paragraph regarding our need for additional financing and indicating substantial doubt about our ability to continue as a going concern because of our recurring losses, stockholders' equity and working capital balances at that time. Although we believe that the financings we completed in September and December 1999 address the concerns raised by our independent auditors, we cannot guarantee that business conditions or outlook at the time our auditors complete their audit of the financial statements for the year ended December 31, 1999 will alleviate substantial doubt about our ability to continue as a going concern. Accordingly, our auditors opinion may continue to include an explanatory paragraph in the future.

Shares eligible for future sale may adversely affect the market price for our common stock

     As of December 31, 1999, we had outstanding securities convertible into or exercisable for the following amounts of common stock:

     - 2,378,105 shares issuable upon the exercise of stock options under our 1999, 1995 and 1993 stock plans;

     - 4,275,788 shares issuable upon exercise of warrants, some of which include dilution adjustments whenever we issue common stock or securities convertible into common stock at prices below the effective per share exercise price;

     - 433,500 shares issuable upon the conversion of outstanding shares of Series B convertible preferred stock;

     - 945,022 shares issuable upon conversion of outstanding shares of Series C convertible preferred stock, plus additional shares representing accrued dividends through the date of conversion; and

     - 435,730 shares issuable upon the conversion of outstanding shares of Series D convertible preferred stock.

All of the shares of common stock issuable upon conversion of the outstanding shares of Series B, C and D convertible preferred stock, the common stock dividends on the Series C convertible preferred stock, and shares of common stock issuable upon exercise of warrants have been registered for resale under the Securities Act of 1933. Accordingly, that common stock may be sold into the market without restriction under the Securities Act of 1933. The sale of these shares of common stock in the market, as well as the perception that such shares are available for sale, has in the past and could in the future adversely affect the market price of our common stock and make it more difficult to sell our common stock in the future.


We depend significantly on the market for mobile computers, particularly those that use the Windows CE operating system

     Substantially all of our products are designed for use in mobile computers, including notebooks, handheld PCs, Palm-size PCs, tablet PCs, and H/PC Professionals (Windows-CE based mini notebooks). The market for mobile computers is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition. These characteristics result in short product life cycles and regular reductions of average selling prices over the life of a specific product. Accordingly, growth in demand for mobile computers is uncertain. If such growth does not occur, demand for our products would be reduced.

     Our ability to generate increased revenues depends significantly on the commercial success of notebooks that operate on the Windows operating system and handheld PCs (H/PCs, Palm-size PCs, tablet PCs, and H/PC Professionals) and other devices that operate on the Windows CE operating system. As a result, our future success depends on factors outside of our control, including market acceptance of Windows and Windows CE generally and other factors affecting the commercial success of Windows and Windows CE computers and devices, including changes in industry standards or the introduction of new or competing technologies. Any delays in or failure of Windows or Windows CE to achieve or maintain market acceptance would reduce the number of potential customers of our products.


Our ability to comply with industry standards is critical to our business

     We must continue to identify and ensure compliance with evolving industry standards to remain competitive. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. We could be required, as a result, to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we would miss opportunities to have our products specified as standards for new hardware components designed by mobile computer manufacturers and OEMs. The failure to achieve any such design win would result in the loss of any potential sales volume that could be generated by such newly designed hardware component.

We depend on alliances and other business relationships with a small number of third parties

Our strategy is to establish strategic alliances and business relationships with leading participants in various segments of the communications and mobile computer markets. In accordance with this strategy, we have entered into alliances or relationships with Bell Mobility, Compaq Computer Corporation, Hewlett-Packard Corporation, Hitachi, Microsoft, SanDisk Corporation, Symbol Technologies, Welch Allyn and Zebra Technologies. Our success will depend not only on our continued relationships with these parties, but also on our ability to enter into additional strategic arrangements with new partners on commercially reasonable terms. We believe that, in particular, relationships with application software developers are important in creating commercial uses for our products. Any future relationships may require us to share control over our development, manufacturing and marketing programs or to relinquish rights to certain versions of our technology. Also, our strategic partners may revoke their commitment to our products or services at any time in the future, or may develop their own competitive products or services. Also, the hardware or software of such companies that is integrated into our products may contain defects or errors. Accordingly, our strategic relationships may not result in sustained business alliances, successful product or service offerings or the generation of significant revenues. Failure of one or more of such alliances could result in delay or termination of product development projects, reduction in market penetration, decreased ability to win new customers or loss of confidence by current or potential customers.

     We have devoted significant research and development resources to design activities for Windows CE-based products, diverting financial and personnel resources from other development projects. These design activities are not undertaken pursuant to any agreement under which Microsoft is obligated to continue the collaboration or to support resulting products. Consequently, Microsoft may terminate its collaborations with us for a variety of reasons including our failure to meet agreed-upon standards or for reasons beyond our control, including changing market conditions, increased competition, discontinued product lines and product obsolescence.


The market for our products changes rapidly, and our success depends upon our ability to develop new and enhanced products

     The market for our products is characterized by rapidly changing technology, evolving industry standards and short product life cycles. Accordingly, to remain competitive we must:

     - identify emerging standards in the field of mobile computing products,

     - enhance our products by adding additional features to differentiate our products from those of our competitors, and

     - maintain superior or competitive performance in our products and bring products to market quickly.

     Given the emerging nature of the mobile computing products market, our products or technology may be rendered obsolete by alternative technologies. Further, short product life cycles expose our products to the risk of obsolescence and require frequent new product introductions.
If we fail to develop or obtain access to advanced mobile communications technologies as they become available, or if we fail to develop and introduce competitive new products on a timely basis, our future operating results will be adversely affected.


Our products may contain undetected flaws and defects

     Although we perform testing prior to new product introductions, our hardware and software products may contain undetected flaws, which may not be discovered until the products have been used by customers. From time to time, we may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Such efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require us to recall previously shipped products to make design modifications or cause unfavorable publicity, any of which could adversely affect our business.


Our quarterly operating results may fluctuate in future periods and our future results are difficult to predict because we have little order backlog

     We expect to experience quarterly fluctuations in operating results in the future. We generally ship orders as received and as a result typically have little or no backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, we have often recognized a substantial portion of our revenues in the last month of the quarter. This subjects us to the risk that even modest delays in orders adversely affect our quarterly operating results. Our operating results may also fluctuate due to factors such as:


     - the demand for our products;

     - the size and timing of customer orders;

     - unanticipated delays or problems in the introduction of our new products and product enhancements;

     - the introduction of new products and product enhancements by our competitors;

     - changes in the proportion of revenues attributable to royalties and engineering development services;

     - product mix;

     - timing of software enhancements;

     - changes in the level of operating expenses; and

     - competitive conditions in the industry including competitive pressures resulting in lower average selling prices.

     Because we base our staffing and other operating expenses on anticipated revenue, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, our results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of our common stock would be adversely affected.


We depend on key employees and we need to hire additional sales and marketing and product development personnel

     Our future success will depend upon the continued service of certain key technical and senior management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our existing key managerial, technical or sales and marketing personnel. The loss of key personnel has in the past and could in the future, adversely affect our business.

     We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and product development personnel. Competition for such personnel is intense, and we may not be able to retain such key employees, and there are no assurances that we will be successful in attracting and retaining such personnel in the future. In addition, our ability to hire and retain such personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such personnel. Failure to attract and retain key personnel will adversely affect our business.


We depend on distributors, resellers and OEMs to sell our products

     We sell our products primarily through distributors, resellers and original equipment manufacturers, or OEMs. Our largest distributor, Ingram Micro in the United States, accounted for approximately 24% of our revenue in 1999. Our second largest distributor, Merisel in the United States, accounted for approximately 9% of our revenue in 1999. Our largest OEM customer, Compaq Computer Corporation, accounted for approximately 9% of our revenue in 1999. Our agreements with OEMs, distributors and resellers, in large part, are nonexclusive and may be terminated on short notice by either party without cause. Our OEMs, distributors and resellers are not within our control, are not obligated to purchase products from us and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEMs, distributors and resellers could lead to reduced sales.

     Use of distributors also entails the risk that distributors will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these distributors may substantially decrease the amount of product ordered in subsequent quarters. Such fluctuations could contribute to significant variations in our future operating results. The loss or ineffectiveness of any of our major distributors or OEMs could adversely affect our operating results.

     We allow our distributors to return a portion of our inventory to us for full credit against other purchases. In addition, in the event we reduce our prices, we credit our distributors for the difference between the purchase price of products remaining in their inventory and our reduced price for such products. Actual returns and price protection may adversely affect future operating results, particularly since we seek to continually introduce new and enhanced products and are likely to face increasing price competition.

A significant portion of our revenues are derived from export sales

     Export sales (sales to customers outside the United States) accounted for approximately 33% of our revenue in 1999. Accordingly, our operating results are subject to the risks inherent in export sales, including:

     - longer payment cycles,

     - unexpected changes in regulatory requirements, import and export restrictions and tariffs,

     - difficulties in managing foreign operations,

     - the burdens of complying with a variety of foreign laws,

     - greater difficulty or delay in accounts receivable collection,

     - potentially adverse tax consequences, and

     - political and economic instability.

     In addition, our export sales are currently denominated predominately in United States dollars. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets.

                            USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares sold under this prospectus. All proceeds from the sale of the shares will be for the account of the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

                              THE COMPANY

     We develop and sell connection solutions for handheld computers that use the Windows CE operating system from Microsoft Corporation and for mobile computers, or notebooks, that use Microsoft's Windows 9x and NT operating systems. These connection solutions include a family of low power "Battery Friendly?" PC and CompactFlash Card adapters for digital mobile phones, serial communications, Ethernet connectivity, mobile data collection, and, commencing in the second half of 2000, Bluetooth wireless communications. Our connection products utilize industry standard PC Card and CompactFlash form factors. We are a leading supplier of connectivity products to the emerging Windows CE handheld computing market and believe that we are the world's leading supplier of serial plug-in cards for notebooks and for Windows computers with PC card slots. During 1998 and 1999, we completed a number of steps to strengthen our leadership position and to improve our financial condition and operating results.

     First, we expanded our PC Card connection family of products to add a family of CompactFlash (CF+) serial, low power Ethernet, bar code scanning and digital phone products to support the smallest Windows CE computer, the Palm-size PC.

     Second, we sought recurring OEM business for our products. Our serial PC Card was selected by Compaq Computer Corporation for use with its Remote Insight Board for remote management of Compaq servers. Shipments began in the fourth quarter of 1998. Our Low Power Ethernet PC Card was selected by Unisys Corporation for use with a Windows CE check reader. Shipments began in the third quarter of 1999.

     Third, we established several key strategic relationships with industry leaders for developing new products for use with Windows CE and Windows notebook computers including Symbol Technologies (attaching laser scanners to notebooks and to Windows CE computers by cable, and an integrated laser scanner in a CompactFlash form factor for insertion in a Palm-size PC or tablet PC) and Zebra Technologies (connecting barcode printers). The Company also began working closely with several North American digital telephone service providers to develop digital mobile telephone connection products for new digital telephones designed to transfer voice and data over digital cellular networks which began shipping in the second half of 1999.

     Fourth, we improved our products. We completed the development of a follow-on proprietary, low power Application Specific Integrated Circuit
(ASIC) with advanced features for usage in a number of existing and future products. This proprietary ASIC will allow us to increase our date transfer speeds and reduce our manufacturing costs. Product improvements also included creating enhanced Ethernet drivers and a cross-over connector to improve Ethernet performance, and the extension of our ruggedized form factor to more of our products.

     Fifth, we expanded our distribution channels and more closely aligned them with those used by the Windows CE manufacturers, and we increased our co-marketing activities on the web. In addition, on-site representation was added in Europe and Asia in the fourth quarter of 1998 to more closely support our international distributors.

     Sixth, we increased our capital, raising $2.4 million in new equity financings and converting approximately $2.1 million of convertible debt and accrued interest into equity in 1998 and raising $5.6 million in new equity financings in 1999. We have improved our operating results by increasing our revenues 15% in 1998 over 1997 and 18% for the nine month period ended September 30, 1999 over the corresponding period in 1998, improved our gross margins from 42% in 1997 to 59% in 1998 and for the nine months ended September 30, 1999, and reduced our operating expenses 22% from $5.4 million in 1997 to $4.2 million in 1998, partially offset by increases of 15% for the nine month period ended September 30, 1999 of over the corresponding nine-month period in 1998.

     Seventh, we have commenced development of two new categories of connection products to enhance our current product lines. We are working with SanDisk Corporation to create, during the first half of 2000, combination input/output and memory cards by adding removable flash memory to our current connection products. We are also developing cordless connection products for shipment by the end of 2000 that will utilize Bluetooth technology to replace connection cables with close proximity cordless communications.

     Although we believe that our focus on the Windows CE operating system for handheld computers, our expanding family of connection products and our relationships with key industry strategic partners position us for future revenue growth, we have incurred significant quarterly and annual operating losses in every fiscal period since our inception, and we may continue to incur quarterly operating losses at least through the first quarter of 2000 and possibly longer.


          INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including the statements under "Overview of our Business" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. Neither we nor any of the selling stockholders undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, ultimately we may not achieve such plans, intentions or expectations.

    We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. Such factors include, among others, the following: our ability to raise sufficient capital to fund our working capital requirements, the impact on our stock price of shares eligible for future issuance, including shares that may be sold under this prospectus, our ability to achieve profitability, developments in the market for our products, including the market for mobile computers that use the Windows CE operating system, and developments in our relationships with our strategic partners. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                         SELLING STOCKHOLDERS

     The following table sets forth, as of the date of this prospectus:

     - the names of the selling stockholders;

     - the number of shares of common stock that each selling stockholder owns and the percentage of all outstanding shares of common stock that ownership represents;

     - the number of shares of common stock owned by each selling stockholder that may be offered for sale from time to time by this prospectus; and

     - the number of shares of common stock owned assuming the sale of all shares covered by this prospectus and the percentage of all outstanding shares of common stock that ownership represents.

     The shares may be offered by the selling stockholders or by pledgees, donees, transferrees or other successors in interest that receive such shares as a gift or through another non-sale related transfer. We may amend or supplement this prospectus from time to time to update the information provided in the table.



                                                              Number of
                                                               Shares
                                     Shares Beneficially        Being      Shares Beneficially
 Name of Selling Stockholder(2)    Owned Prior to Offering     Offered    Owned After Offering
--------------------------------- -------------------------- ----------- ----------------------
                                      Number      Percent(1)               Number    Percent(1)
                                  --------------- ----------             ----------- ----------
Bass Trust......................   1,413,293  (3)       7.9%     24,330   1,388,963        7.8%
H. John Buckman.................      30,000  (4)         *      30,000        --            *
Michael Davis...................      10,000  (5)         *      10,000        --            *
Clayton Struve..................     510,363  (6)       3.0%    151,315     359,048        2.1%
Buckman, Buckman & Reid, Inc. ..      14,720  (7)         *      14,720        --            *
Robert Holz.....................   1,393,936  (8)       8.0%    100,000   1,293,936        7.5%
Kar-Lea Holdings LLC............     133,100  (9)         *     133,100        --            *
Pictet Bank & Trust Limited.....     798,600 (10)       4.7%    798,600        --            *
Brian Keelan....................     278,970 (11)       1.6%    278,970        --            *
J. P. Wood......................   1,021,030 (12)       6.0%  1,021,030        --            *
BarPoint.com....................   1,428,056 (13)       8.2%     95,573   1,332,483        7.7%
John Reid.......................       5,000 (14)         *       5,000        --            *

-------------------------
 *    Less than 1%.
(1) Based upon 16,878,930 shares of common stock outstanding as of the close of business on February 1, 2000.
(2) Charlie Bass, trustee of the Bass Trust, is the Chairman of our Board of Directors and served as our Interim Chief Executive Officer from April 1997 to February 1998, at which time he assumed the position of Chief Executive Officer. The other selling stockholders have not had a material relationship with us during the past three years.
(3) Includes 404,208 shares of common stock currently held by Mr. Bass and his affiliates, 318,056 shares of common stock issuable upon conversion of shares of Series C-2 Convertible Preferred Stock, 174,290 shares of common stock issuable upon conversion of shares of Series D Convertible Preferred Stock, 22,771 shares of common stock issuable upon exercise of warrants, 433,589 shares of common stock issuable upon exercise of options exercisable within 60 days of the date of this prospectus, approximately 47,708 shares of common stock issuable as payment of dividends on Series C-2 Convertible Preferred Stock and 12,671 shares of common stock issuable upon exercise of a preemptive right held by the Bass Trust in connection with a private sale of common stock by the Company on December 9, 1999.
(4)   Represents shares issuable upon exercise of a warrant.

(5)   Represents shares issuable upon exercise of a warrant.
(6) Includes 144,419 shares of common stock currently held by Mr. Struve, 261,440 shares of common stock issuable upon conversion of shares of Series D Convertible Preferred Stock, and 104,504 shares of common stock issuable upon exercise of warrants.
(7)   Represents shares issuable upon exercise of a warrant.
(8) Includes 3,500 shares of common stock held by Explorer Fund Management, L.L.C., 861,961 shares of common stock held by Explorer Partners II, L.L.C., 428,475 shares of common stock issuable upon exercise of warrants held by Explorer Fund Management, and 100,000 shares of common stock issuable upon exercise of warrants held by Mr. Holz. Explorer Fund Management, as investment advisor to Explorer Partners II, has shared voting and investment power of the shares directly owned by Explorer Partners II. Robert Holz, therefore, as Managing Director of Explorer Fund Management, exercises voting and investment control with respect to the shares held by Explorer Fund Management and Explorer Partners II. Mr. Holz disclaims beneficial ownership of the shares held by the Explorer funds except to the extent of his pecuniary interests is such shares.
(9) Includes 115,740 shares of common stock currently held by Kar-Lea Holdings and 17,360 shares of common stock issuable upon exercise of warrants.
(10) Includes 694,440 shares of common stock currently held by Pictet Bank & Trust and 104,160 shares of common stock issuable upon exercise of warrants.
(11) Includes 214,592 shares of common stock currently held by Brian Keelan and 64,378 shares of common stock issuable upon exercise of warrants.
(12) Includes 785,408 shares of common stock currently held by Mr. Wood and 235,632 shares of common stock issuable upon exercise of warrants.
(13) Includes 836,754 shares of common stock, 495,729 shares of common stock issuable upon exercise of warrants, and 95,573 shares issuable upon exercise of a preemptive right held by BarPoint.com in connection with a private sale of common stock by the Company on December 9, 1999.
(14)  Represents shares issuable upon exercise of a warrant.

                          PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale of the common stock covered hereby. The selling stockholders may sell the shares being offered hereby:
(i) on the Pacific Exchange, through the OTC Bulletin Board or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling stockholders and any underwriter, dealer or agent who participates in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act.

     In connection with distributions of the shares offered hereby, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealer or other financial institutions which require the delivery to such broker-dealers or other financial institution of shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge the shares offered hereby to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction). In addition, any shares offered hereby that qualify for sale pursuant to Rule 144 may, at the option of the holder thereof, be sold under Rule 144 rather than pursuant to this prospectus.

     Any broker-dealer participating in such transactions as agent may receive commissions from the selling stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the selling stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the selling stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     We have advised the selling stockholders that the anti-manipulation of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers on or prior to sales of the shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of certain states, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the common stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     There can be no assurance that the selling stockholders will sell all or any of the shares of common stock offered under this prospectus.


                              LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters relating to the validity of the securities offered hereby for Socket Communications.


                                 EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements in our Annual Report on Form 10-KSB for the year ended December 31, 1998). We've incorporated by reference our financial statements into this prospectus in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.


                   WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning these documents is qualified in its entirety by such reference.

     We are subject to the informational requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza          Citicorp Center           Seven World Trade Center
Room 1024                500 West Madison Street   13th Floor
450 Fifth Street, N.W.   Suite 1400                New York, NY 10048
Washington, D.C. 20549   Chicago, IL 60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other public filings may also be inspected at:



                The National Association of Securities Dealers
                1735 K Street, N.W.
                Washington, D.C. 20006


               DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the completion of the offering covered by this prospectus:

     (1)  Our Annual Report on Form 10-KSB for the year ended December 31,
          1998;

     (2) Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

     (3) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 11, 1995 and our Registration Statement on Form 8-A/A filed with the SEC on June 15, 1995.

     We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any of the information which has been incorporated by reference into this prospectus at no cost upon an oral or written request to:
                       Socket Communications, Inc.
                       37400 Central Court
                       Newark, CA 94560
                       Attention:  David W. Dunlap
                                     (510) 744-2735

     You can also call David W. Dunlap, Chief Financial Officer of Socket Communications, at (510) 744-2735 with any questions about the offering.

=========================================================================



                            2,662,638 Shares


                       SOCKET COMMUNICATIONS, INC.

                        -------------------------


                              Common Stock


                        -------------------------




                               PROSPECTUS
















No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.


                         February 16, 2000
=========================================================================